UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

ML ASPECT FUTURESACCESS LLC
(Exact name of registrant as specified in its charter)

DELAWARE	20-1227650
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
2 World Financial Center
New York, NY 10281
U.S.A.

Barbra E. Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534
(609) 274-5838

__________________________

Copies to:

David R. Sawyier
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:  Units of Limited Liability Company Interest

   (Title of Class)

i

The information contained herein is current as of February 12, 2008 except where expressly stated otherwise. For updated information please refer to the Fund's regular SEC filings.

Item 1: Business

ORGANIZATIONAL CHART
ML ASPECT FUTURESACCESS LLC

The organizational chart below illustrates the relationships among the various service providers to ML Aspect FuturesAccess LLC (the “Fund”). Merrill Lynch Alternative Investments LLC (the “Manager”) is the manager of the Fund.  Aspect Capital Limited (the “Trading Advisor”) is the trading advisor of the Fund, and is not affiliated with the Manager or the Fund. All other service providers depicted in the organizational chart below are affiliates of the Manager.  For convenience, ML & Co. and entities affiliated with it are sometimes collectively referred to as “Merrill Lynch.”

*MLAI sponsors and manages a variety of alternative investment funds, including the Fund, other funds within the FuturesAccess Program (“FuturesAccess Funds”), other commodity pools and funds which trade primarily in securities rather than commodities, including hedge funds, funds of funds and private equity funds.

(a)	General development of business

The Fund is a Delaware limited liability company, formed on May 17, 2004, that retains a single professional commodity trading advisor (“CTA”) to manage the Fund’s speculative trading of commodity futures and forward contracts, other commodity interests and options on each of the foregoing.

The Fund will file annual, quarterly and current reports and certain other information with the SEC. Persons may read and copy any documents the Fund files at the SEC’s public reference room at 100 F Street, NE, Washington D.C. 20549. You may obtain information on the operation at the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. A copy of any such filings will be provided free of charge to any investor upon written request to the Fund at its business address, c/o Merrill Lynch Alternative Investments LLC, 2 World Financial Center, 225 Liberty Street, 7th Floor, New York, NY 10281, U.S.A.

Plan of Operation

The Fund commenced trading on April 1, 2005.  The Fund’s objective is speculative trading profits.

Under its limited liability company operating agreement (the “Operating Agreement”), the Fund has delegated the exclusive management of all aspects of the business and administration of the Fund to the Manager, a Delaware limited liability company. The Manager is registered with the Commodity Futures Trading Commission (“CFTC”) as a Commodity Pool Operator (“CPO”) and as a CTA and is a member of National Futures Association (“NFA”) in such capacities.  The Manager is also registered with the Securities and Exchange Commission (“SEC”) as an investment adviser and transfer agent.

The Fund’s offering materials were prepared in accordance with applicable CFTC rules and filed with and reviewed by NFA.  The Fund’s units of limited liability company interest (“Units”) are privately offered pursuant to Rule 506 under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).

The Fund’s assets are used to engage in the trading of commodity futures contracts, other commodity interests, options, and forward contracts pursuant to the investment methodology of the Trading Advisor. The Manager was responsible for selecting and will be responsible for monitoring the Trading Advisor, and it may replace the Trading Advisor in the future.

The Trading Advisor attempts to achieve for the Fund the objective of its trading model, the Aspect Diversified Program (the “Trading Model”), which is to generate significant medium-term capital growth, that is growth over the course of approximately 3 to 5 years, independent of stock and bond returns. Potential investors should view an investment in the Fund as a long-term investment, and should be willing to invest for a greater period.

The Fund’s fiscal year ends on December 31.

As the Fund trades primarily in commodity interests rather than securities, the Fund qualifies for an exception from and is not registered as an investment company under the Investment Company Act of 1940, as amended (the “Company Act”).  Consequently, investors in the Fund (“Investors”) will not have the benefit of the investor protection provisions afforded by the Company Act.

(b)	Financial Information about Segments

The Fund’s business constitutes only one segment:  a speculative “commodity pool.” The Fund does not engage in sales of goods or services.

(c)	Narrative Description of Business

General

The Fund trades in the international futures and forward markets with the objective of achieving substantial capital appreciation using speculative trading methods.  One of the aims of the Fund is to provide diversification to a limited portion of the risk segment of Investors’ portfolios, by entering into an investment field that has demonstrated a low historical degree of performance correlation with traditional stock and bond holdings. Traditional portfolios invested in stocks, bonds and cash equivalents can be diversified by allocating a portion of their assets to non-traditional investments such as managed futures.

Because of its potential non-correlation with the performance of stocks and bonds, the non-traditional component can help to improve long-term returns and reduce portfolio volatility, although there can be no assurance that the Fund will achieve these objectives or avoid substantial losses.

The Manager

The Manager is a wholly-owned subsidiary of Merrill Lynch Investment Managers, L.P. (“MLIM”), which, in turn, is 99% owned by Merrill Lynch & Co., Inc. (“ML & Co.”).  MLIM is 1% owned by its general partner, Princeton Services, Inc.

The Manager sponsors and manages a variety of alternative investments, including hedge funds, funds of funds, private equity and managed futures funds.  The Manager’s capabilities in this field of investment date back as far as 1986 through its predecessor organizations. The Manager and its affiliates act as general partner, sponsor or investment manager for a number of hedge funds, single-manager feeder funds, funds of funds, managed futures and private equity funds.

The Trading Advisor

The Trading Advisor is a limited liability company registered in England and Wales, which is regulated in the United Kingdom by the Financial Services Authority (“FSA”).  Since October 1999, the Trading Advisor has been a member of NFA, and has been registered with the CFTC as a CTA and CPO.  The Trading Advisor has also been registered with NFA as a principal of its CTA subsidiary, Aspect Capital Inc., since August 2004.  The Trading Advisor has also been registered with the SEC as an investment adviser since October 2003.  Neither the Trading Advisor’s registration with the CFTC and SEC nor its membership in NFA or its regulation by the FSA should be taken as an indication that the CFTC, SEC, NFA, FSA or any other regulatory agency or body has recommended or approved the Trading Advisor.

The Fund and the Manager have entered into an advisory agreement with the Trading Advisor whereby the Trading Advisor will trade in the international futures and forwards markets pursuant to the Trading Model.

The Trading Model, which the Trading Advisor has traded since December 1, 1998, is a broadly diversified global trading system that deploys multiple trading strategies that seek to identify and exploit directional moves in market behavior of a broad range of global financial instruments including (but not limited to) bonds, currencies, interest rates, equities, equity indices, debt securities, selected physical commodities and derivatives.  Its investment objective is the generation of significant medium-term capital growth independent of overall movements in traditional stock and bond markets within a rigorous risk management framework.  By maintaining comparatively small exposure to any individual market, the aim is to achieve real diversification.  The Trading Model seeks to maintain positions in a variety of markets.  Market concentration varies according to the strength of signals, volatility and liquidity, amongst other factors.

 The core objectives of the Trading Model are to: (i) produce strong medium-term capital appreciation, that is appreciation over the course of approximately 3 to 5 years; (ii) seek and exploit profit opportunities in both rising and falling markets using a disciplined quantitative and systematic investment process; (iii) ensure real diversification away from overall movements in traditional bond and stock markets and thereby play a valuable role in enhancing the risk/return profile of traditional investment portfolios; and (iv) minimize risk by operating in a diverse range of markets and sectors using a consistent investment process that adheres to pre-defined and monitored risk limits and determines market exposure in accordance with factors including (but not limited to) market correlation, volatility, liquidity and the cost of market access.

The Trading Model employs a fully automated system to collect, process and analyze market data (including current and historical price data) and identify and exploit directional moves (or “trends”) in market behavior, trading across a variety of frequencies to exploit trends over a range of timescales.  Positions are taken according to the aggregate signal and are adjusted to control risk.

The investment approach that underpins the Trading Model is proprietary and has been developed by Michael Adam and Martin Lueck, principals of the Trading Advisor, since 1983.  The Trading Advisor’s investment philosophy has remained consistent and involves a scientific approach to investment driven by the Trading Advisor’s belief that market behavior is not random but rather contains statistically measurable and predictable price movements and anomalies which, through sophisticated quantitative research and a disciplined approach, can be successfully identified and exploited for profit.

Allocation Methodology. The Trading Model is not applied by the Trading Advisor with any pre-determined preference for any market. Rather, allocations to individual markets depend upon an analysis of a range of factors which may include liquidity, correlation and cost of trading. Allocations are currently made on a long-term average risk basis which takes into account varying levels of market volatility and intra-market correlation. These allocations are subject to regular review and may change from time to time at the Trading Advisor’s discretion.

Risk Management. A fundamental principle of the Trading Advisor’s investment approach is the importance of a robust risk management framework.  The Trading Advisor employs a value-at-risk methodology and other risk management procedures to monitor the risk of the Trading Model within pre-defined guidelines.  Additionally, the Trading Advisor has developed mechanisms to ensure that risk is controlled effectively at both an individual market and portfolio level.  In order to monitor, control and respond to changes in the trading conditions in a market at all times, the Trading Advisor believes a high level of transparency is required.  This transparency is achieved by generally investing in liquid instruments with real-time pricing, although this may not be possible in all markets or with all instruments.

Market Access and Trading Costs. The Trading Advisor appreciates the importance of executing trades in a cost-efficient manner, and the significance of market impact and trading costs on performance.  The Trading Advisor will take into account the liquidity of the markets in which it executes trades so as to endeavor to provide optimal market execution results (including executing electronically wherever beneficial).

Research Commitment and Program Development.  The Trading Advisor retains the right to develop and make changes to the Trading Model at its sole discretion, including (without limitation) the incorporation of new markets, instruments, strategies and assets classes into the Trading Model with the aim of improving risk/return characteristics, diversification and capacity.  Any such changes will not be deemed to constitute a material change to the investment objective of the Trading Model and may be made without notification.

The Fund accesses the Trading Model by placing its assets in a CFTC-regulated managed account held by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), the Fund’s commodity broker.

The Trading Advisor has the sole and exclusive authority and responsibility for directing the Fund’s trading, subject to the Manager’s fiduciary authority to intervene to overrule or unwind trades if the Manager deems that doing so is necessary or advisable for the protection of the Fund.  The Fund or the Manager may also override the trading instructions of the Trading Advisor to the extent necessary:  (i) to fund any distributions or redemptions of the Fund’s units of limited liability company interest (“Units”) to be made by the Fund; (ii) to pay the Fund’s expenses; and/or (iii) to comply with speculative position limits; provided that the Fund and the Manager shall permit the Trading Advisor three days in which to liquidate positions for the purposes set forth in clauses (i)-(ii) prior to exercising its override authority.  The Trading Advisor will have no liability for the results of any of the Manager’s interventions in (i)-(ii), above.

The advisory agreement among the Trading Advisor, the Manager and the Fund initially terminates on December 31, 2014. Thereafter, the advisory agreement will be automatically renewed for successive three-year terms, under the same terms, but may be terminated by the Manager, the Fund or the Trading Advisor upon 90 days’ notice.

Additionally, either the Manager or the Trading Advisor had the ability to terminate the advisory agreement upon 30 days’ notice as of the end of the first full calendar quarter subsequent to the twelfth month-end after the date of the advisory agreement if, as of such twelfth month-end, the Fund did not have an aggregate capitalization of at least $25 million.  The Fund and/or the Manager, on the one hand, or the Trading Advisor, on the other, may terminate the advisory agreement as a result of a material breach of the advisory agreement by the other party, after due written notice (as specified therein), effective when actually received by the other party, and an opportunity to cure.  Additionally, the Trading Advisor may terminate the advisory agreement upon 30 days’ notice to the Fund and the Manager if the Trading Advisor stops trading the Trading Model for all the Trading Advisor’s clients.  Finally, the advisory agreement will be terminated automatically upon the dissolution of the Fund, which may be initiated by the Manager may at any time.

Upon the dissolution of the Fund, the Manager (or, if the Manager has withdrawn, such other liquidator as the Investors may, by vote of more than 50% of the outstanding Units then held by Investors, select) shall wind up the Fund’s affairs and, in connection therewith, shall distribute the Fund’s assets pursuant to Section 9.02 of the Operating Agreement.

The advisory agreement provides that the Fund will indemnify, defend and hold harmless the Trading Advisor and its affiliates, and their respective owners, principals, directors, officers, employees, representatives or controlling persons (“Trading Advisor Parties”)  from and against any and all losses, claims, damages, liabilities (joint and several), costs and expenses (including any investigatory, legal and other expenses incurred in connection with, and any amounts paid in, any settlement; provided that the Fund shall have approved such settlement) resulting from a demand, claim, lawsuit, action or proceeding relating to any of such person’s actions or capacities relating to the business or activities of the Fund pursuant to the advisory agreement; provided that the conduct of such person which was the subject of the demand, claim, lawsuit, action or proceeding did not constitute negligence, misconduct or a breach of the advisory agreement or of any fiduciary obligation to the Fund and was done in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Fund.  The termination of any demand, claim, lawsuit, action or proceeding by settlement shall not, in itself, create a presumption that the conduct in question was not undertaken in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Fund.

Use of Proceeds and Cash Management Income

Subscription Proceeds

The Fund’s cash will be used as security for and to pay the Fund’s trading losses, offset by trading gains, as well as its expenses and redemptions.  The primary use of the proceeds of the sale of the Units is to permit the Trading Advisor to trade on a speculative basis in a wide range of different futures and forwards markets on behalf of the Fund, the range of which may be limited from time to time by the specific focus of the Trading Model.  While being used for this purpose, the Fund’s assets also generally will be available for cash management.

Market Sectors

The Trading Advisor’s trading is limited to the speculative trading of over-the-counter forward contracts and exchange-traded futures contracts, although the percentage of the Fund’s assets allocated to either class of contracts will vary from time to time.

Interest

The Fund will generally earn interest, as described below, on its “Cash Assets,” which can be generally described as the cash actually held by the Fund, plus its “open trade equity” (unrealized gain and loss marked to market daily on open positions).   Cash Assets are held primarily in U.S. dollars, and to a lesser extent in foreign currencies, and comprise the following:  (a) the Fund’s cash balances, plus open trade equity on United States futures; and (b) the Fund’s cash balance in foreign currencies as a result of realized profits and losses derived from its trading in non-U.S. dollar-denominated futures and options contracts, plus open trade equity on those exchanges which settle gains and losses on open positions in such contracts prior to closing out such positions.  Cash Assets do not include, and the Fund does not earn interest income on, the  Fund’s gains or losses on its open forward, commodity option and certain non-U.S. futures positions since such gains and losses are not collected or paid until such positions are closed out.

The Fund’s Cash Assets may be greater than, less than or equal to the Fund’s Net Asset Value (on which the redemption value of the Units is based) primarily because Net Asset Value reflects all gains and losses on open positions as well as accrued but unpaid expenses.

MLPF&S intends to pay interest on the Fund’s Cash Assets (irrespective of how such Cash Assets are held or invested) at the most favorable rate payable by MLPF&S to accounts of Merrill Lynch affiliates, from time to time, but in no event will the rate so paid on such Cash Assets be less than 75% of such prevailing rate.  MLPF&S retains the additional economic benefit derived from possession of the Fund’s Cash Assets.

MLPF&S in the course of acting as commodity broker for the Fund, may lend certain currencies to, and borrow certain currencies from, the Fund.  In the course of doing so, MLPF&S both retains certain amounts of interest and receives other economic benefits.  In doing so, MLPF&S follows its standard procedures (as such procedures may change over time) for paying interest on the assets of the commodity pools sponsored by the Manager and other MLPF&S affiliates and traded through MLPF&S.

Custody of Assets

All of the assets of the Fund will be held in CFTC-regulated customer accounts at MLPF&S and used to make investments in contracts approved by the CFTC for purchase on behalf of U.S. person Investors.  The Fund’s cash assets will be held in cash or cash equivalents including, without limitation: commercial paper; U.S. government and government agency securities; prime foreign government securities, e.g., treasury securities of non-U.S. governments which have sufficient quality and stability to enhance the Fund’s investment strategies; corporate notes; and money market funds.

Charges

The Fund offers four classes (“Classes”) of Units:  Class A, Class C, Class I and Class D.  Each Class participates on equal terms in the profits and losses of the Fund and has equal ownership rights in the equity thereof. Classes are differentiated only by the fees paid by each.  Class eligibility is determined on the basis of an Investor’s total investment (“FuturesAccess Investment”) in the Manager’s FuturesAccess program (“FuturesAccess”) overall as well as, in the case of Class D Units, in the Fund.

No minimum FuturesAccess Investment is required to invest in Class A or Class C Units, other than the minimum subscription amounts required to invest in the Fund.  As described in more detail below, Class A Units are subject to a sales commission of between 1.0% and 2.5%, depending on the size of the subscription, and Class C Units are not subject to a sales commission but pay a higher Sponsor’s Fee than the Class A Units.  Investors with total FuturesAccess Investments of $5,000,000 or more are eligible to purchase Class I Units.  Investors with investments in the Fund of $5,000,000 or more or aggregate FuturesAccess Investments of $15,000,000 or more are eligible to purchase Class D Units.

Description of Current Charges.

Recipient	Nature of Payment	Amount of Payment
MLPF&S	Sales Commission
Sales commissions are based on gross subscription amounts (i.e., the total subscription prior to deduction of the sales commission)

Class A

1.00% – 2.50%

The initial sales commission applicable to subscriptions for Class A Units are as follows:

Subscriptions less than $1,000,000                                            2.5%
Subscriptions of at least $1,000,000; less than $2,000,000     2.0%
Subscriptions of at least $2,000,000; less than $3,000,000     1.5%
Subscriptions of at least $3,000,000; less than $5,000,000     1.0%

Class C

None

Class I

Up to 0.50% (subject to negotiation by individual Investors, but not to exceed 0.50% in any case)

Class D

Up to 0.50% (subject to negotiation by individual Investors, but not to exceed 0.50% in any case)

The Manager	Sponsor’s Fees (asset-based)
Class A Units pay the Manager a monthly Sponsor’s Fee of 1/12 of 1.5%, of their month-end Net Asset Value.

Class C Units (which pay no sales commissions) pay the Manager a monthly Sponsor’s Fee of 1/12 of 2.5% of their month-end Net Asset Value.

Class I Units (which pay sales commissions) pay the Manager a monthly Sponsor’s Fee of 1/12 of 1.1% of their month-end Net Asset Value.

Class D Units (which pay sales commissions) pay no Sponsor’s Fees.

Recipient	Nature of Payment	Amount of Payment
Net Asset Value, for purposes of calculating the Sponsor’s Fee, is calculated prior to reduction for the Sponsor’s Fee being calculated.
The Trading Advisor	Management Fees (asset-based)
As of the last business day of each calendar month, the Fund will pay the Trading Advisor a Management Fee equal to 1/12 of 2.0% (a 2.0% annual rate) of the aggregate gross asset value (for the avoidance of doubt, prior to reduction for any accrued Performance Fees or for the Management Fee being calculated) of the Fund.  Such Management Fee shall be pro rated in the case of partial calendar months, but shall not be subject to rebate once paid.  The Manager receives 25% of the 2% annual Management Fee payable by the Fund to the Trading Advisor.

The Trading Advisor	Performance Fees
The Fund will pay to the Trading Advisor, as of each December 31 (“Performance Fee Calculation Date”), a Performance Fee equal to 20% of any New Trading Profit* recognized by the Fund as of such Performance Fee Calculation Date.  When there is an accrued Performance Fee at the time any capital withdrawal is made, the Performance Fee attributable to such reallocation will be paid.  Such Performance Fee shall be determined by multiplying the Performance Fee that would have been paid had the date of the capital withdrawal been a Performance Fee Calculation Date by the fraction the numerator of which is the amount of the capital withdrawal and the denominator of which is the Net Asset Value of the Fund immediately prior to the capital withdrawal, in each case prior to reduction for the accrued Performance Fee.  Such Performance Fee will be paid from, and reduce the amount of, the capital withdrawal.

The Manager receives 25% of the 20% annual Performance Fee payable by the Fund to the Trading Advisor.

MLPF&S	Brokerage Commissions
The Fund’s brokerage commissions will be paid on the completion or liquidation of a trade and are referred to as “round-turn” commissions, which cover both the initial purchase (or sale) and the subsequent offsetting sale (or purchase) of a commodity futures contract (a “round-turn” commission).  A portion of the brokerage fees payable by the Fund will be paid to the Fund’s executing brokers, which may or may not include MLPF&S, as the commission for their execution services.

Recipient	Nature of Payment	Amount of Payment

The “round-turn” commissions paid by the Fund will in no case exceed $15 per round-turn plus fees (except in the case of certain foreign contracts on which the rates may be as high as $100 per round-turn plus fees due to the large size of the contracts traded).  In general, the Manager estimates that aggregate brokerage commission charges (including F/X spreads) will not exceed 3% and should equal approximately 0.50% per annum of the Fund’s average month-end assets.

* “New Trading Profit” equals any increase in the Net Asset Value of the Fund as of the current Performance Fee Calculation Date over the High Water Mark attributable to Fund.  The High Water Mark attributable to the Fund is equal to the highest Net Asset Value attributable to the Fund after reduction for the Performance Fee then paid, as of any preceding Performance Fee Calculation Date over the life of the Fund..  The High Water Mark shall be increased dollar-for-dollar by new subscriptions and decreased proportionately when capital withdrawals are made from the Fund (other than to pay expenses).  The proportionate High Water Mark reduction made as a result of capital withdrawals shall be calculated by multiplying the High Water Mark in effect immediately prior to such capital withdrawal by the fraction the numerator of which is the Net Asset Value of the Fund immediately following such reallocation and the denominator of which is the Net Asset Value of the Fund immediately before such capital withdrawal, in each case prior to reduction for any accrued Performance Fee.

Recipient	Nature of Payment	Amount of Payment
Various Banks and Dealers, including Merrill Lynch International Bank	Currency (F/X) Dealer Spreads
The Fund’s currency trades, if any, may be executed in the spot and forward foreign exchange markets (the “F/X Markets”) where there are no direct execution costs.  Instead, the participants, banks and dealers in the F/X Markets, including Merrill Lynch International Bank (“MLIB”), take a “spread” between the prices at which they are prepared to buy and sell a particular currency and such spreads are built into the pricing of the spot or forward contracts with the Fund.  The Manager anticipates that some of the  Fund’s foreign currency trades may be executed through MLIB, an affiliate of the Manager.

Should the Fund engage in exchange for physical (“EFP”) trading, the Fund would acquire cash currency positions through banks and dealers, including Merrill Lynch.  The Fund would pay a spread when they exchange these positions for futures.  This spread would reflect, in part, the different settlement dates of the cash and the futures contracts, as well as prevailing interest rates, but also includes a pricing spread in favor of the dealer, such as MLIB.

Service Providers, including Merrill Lynch Entities	Operating Costs
The Fund pays, in addition to the other expenses described above, its operating costs — including, without limitation:  ongoing offering expenses; execution and clearing brokerage commissions (as described above); forward and over-the-counter trading spreads; administrative, transfer, exchange and redemption processing, legal, regulatory, filing, tax, audit, escrow, accounting and printing fees and expenses — as well as extraordinary expenses.  Such operating costs are allocated pro rata among the Fund’s Classes of Units based on their respective Net Asset Values.

Recipient	Nature of Payment	Amount of Payment

The Manager has retained an outside service provider to supply certain services, including, but not limited to, tax reporting, accounting and escrow services, to the Fund.  Operating costs include the Fund’s allocable share of the fees and expenses of such service provider, as well as the fees and expenses of any Merrill Lynch entity or other service provider which may provide such (or other) services in the future.

The Manager	Organizational and Initial Offering Costs
The Manager may advance the expenses incurred in connection with the organization of Fund and the initial offering of its Units.  Such costs were approximately $73,981, an amount which the Manager deems to be immaterial for accounting purposes. The Fund will reimburse the Manager for these costs from the proceeds of the issuance of the Fund’s Units.  Although such costs are expensed for GAAP purposes over twelve months, in order to more fairly distribute organizational costs among Investors, such costs are being amortized against Net Asset Value in 60 monthly installments on the Fund’s books, beginning with the first month-end after the initial issuance of such Units, which was April 30, 2005.  For financial reporting purposes, all such costs are treated as an expense, not capitalized, and are deducted from Net Asset Value as of the date of such initial issuance.

N/A	Ongoing Offering Expenses
The Fund will pay its own ongoing offering expenses, which will be allocated pro rata among each Class of Units in accordance with their respective net assets.  The ongoing offering expenses are not expected to exceed $100,000 per year, although they could exceed this estimate during any given year.

Break-Even Analysis

In order for an Investor to “break-even” on an investment in the Fund during the first year, an initial investment of $10,000 must earn trading profits of:  Class A, $275 or 2.75% (due to a $250 or 2.5% selling commission); Class C, $125 or 1.25%; Class I, $35 or 0.35% (due to a $50 or 0.5% selling commission), in each case, assuming interest income of 4.25%.  An initial investment of $10,000 in Class D Units will result in an excess of $75 or 0.75% (due to a $50 or 0.5% selling commission), assuming interest income of 4.25%.

Twelve-Month Breakeven Table
Expenses	Class A		Class C		Class I		Class D
	Percentage of NAV*	Dollar Amount	Percentage of NAV*	Dollar Amount	Percentage of NAV*	Dollar Amount	Percentage of NAV*	Dollar Amount
Sales Commissions**	2.50%	$250	—	—	0.50%	$50	0.50%	$50
Organizational Costs***	0.50%	$50	0.50%	$50	0.50%	$50	0.50%	$50
Brokerage Commissions and F/X Spreads*** (estimated)	0. 50%	$50	0. 50%	$50	0. 50%	$50	0. 50%	$50
Sponsor’s Fees	1.5%	$150	2.5%	$250	1.1%	$110	—	—
Management Fees	2.0%	$200	2.0%	$200	2.0%	$200	2.0%	$200
Interest Income***	(4.25)%	$(425)	(4.25)%	$(425)	(4.25)%	$(425)	(4.25)%	$(425)
TWELVE-MONTH BREAKEVEN****	2.75%	$275	1.25%	$125	0.35%	$35	0.75%	$75

*  Assumes a constant $10,000 Net Asset Value.
**  The sales commissions are a one-time charge which will not be included in the breakeven return after the first year in which Units are sold.
***  Estimated based on costs experienced to date and interest income based upon the experiences of the Fund and other similar funds sponsored by the Manager.  Brokerage commissions and F/X spreads, in particular, may differ materially from such estimates.  MLAI expects brokerage commissions and F/X spreads to equal approximately 0.50% per annum of any FuturesAccess Funds’ average month-end net assets.
****  Because the breakeven table assumes a twelve-month breakeven and Performance Fees are paid annually, no Performance Fees are reflected in the breakeven table.

Conflicts of Interest

Merrill Lynch-Affiliated Entities

Other than the Trading Advisor, many of the parties involved in the operations of the Fund are affiliated with Merrill Lynch.  Consequently, many of the business terms of the Fund have not been negotiated at arm’s-length.  Were Investors to seek redress from Merrill Lynch for damages relating to the offering of the Units or the operations of the Fund, they (i) would be unlikely to have recourse against any Merrill Lynch entity, such as Merrill Lynch & Co., Inc. and Merrill Lynch International & Co., which is not a direct party to an agreement with the Fund, and (ii) would be likely to have such recourse even in the case of such entities only on a derivative basis, suing not individually but in the right of the Fund.

MLPF&S and MLIB

MLPF&S executes, and MLIB acts as counterparty to, trades for many different clients in the same markets at the same time.  Consequently, based on their separate negotiations with MLPF&S and/or MLIB, different trading volumes, and other factors, certain of these other clients may receive lower brokerage rates or lower bid-ask spreads than the Fund on the same trades.  Brokerage commissions and bid-ask spreads have a major impact on the performance of the Fund, and the cumulative effect of any higher rates paid by the Fund may be material.

MLPF&S and MLIB each must allocate their resources among many different clients.  They may have financial incentives, such as the negotiated right to receive higher fees with respect to certain other accounts, to favor such accounts over the Fund, including by devoting more business time to such other accounts or by providing lower brokerage commissions to accounts with higher trading volume than the Fund.  Because of the competitive nature of the markets in which the Fund trades, to the extent that either of MLPF&S or MLIB prefers other clients over the Fund, the Fund is likely to incur losses.

MLPF&S and MLIB do not have to compete to provide services to the Fund; consequently, there is no independent check on the quality of their services.

The Manager

Use of Merrill Lynch Affiliates

The Manager and its affiliates are the Fund’s primary service providers, other than the Trading Advisor and certain executing brokers utilized by the Fund, and will remain so even if using other firms would be more advantageous for the Fund.

Other Funds Sponsored by the Manager

The Manager might be able to add more value to the Fund were certain Manager personnel to focus exclusively on managing the Fund, but none do so.  The Manager benefits from operating accounts other than the Fund because such accounts generate significant revenues for it, and also diversify the Manager’s exposure to one or more of such accounts performing poorly.

The Manager also sponsors ML Aspect FuturesAccess Ltd., a Cayman Islands company that is the Fund’s offshore equivalent, and which trades according to the Trading Model.  The Manager sponsors or manages a total of 185 funds other than the Fund and ML Aspect FuturesAccess Ltd., including 20 other FuturesAccess Funds, 4 commodity pools not included in FuturesAccess and 161 funds which trade primarily in securities rather than commodities, including hedge funds, funds of funds and private equity funds.  Each of these funds presents a potential conflict for the time and services of the Manager’s personnel, and the Manager may have financial incentives to favor certain of such funds over the Fund, such as in cases where these other funds pay higher fees or attract more subscriptions than the Fund.

Certain clients of the Manager may pay materially lower brokerage rates than does the Fund.  In particular, certain institutional clients of Merrill Lynch may receive, as a result of arm’s-length negotiations, better commission rates than the Fund.

There is, in general, a shortage of qualified futures trading advisors available to manage customer assets.  The Manager has a conflict of interest in selecting the Trading Advisor for the Fund and for other accounts sponsored by the Manager.

Because the Fund pays brokerage commissions and forward trading spreads to MLPF&S and MLIB on a per trade basis, the Manager has an incentive to select a trading advisor which trades in higher volume, generating more revenue for MLPF&S.

Because the Manager receives 25% of the Performance Fees paid to the Trading Advisor, the Manager may have an incentive to select a more speculative trading advisor for the Fund than the Manager otherwise would.

The Manager may from time to time have a conflict of interest between facilitating the ongoing offering of the Units and making trading advisor or other changes which the Manager would otherwise believe to be in the best interests of the Fund.

The Trading Advisor

Other Clients and Business Activities of the Trading Advisor

The Fund might benefit significantly from an exclusive focus by the Trading Advisor on the Fund rather than on its other accounts, including accounts owned by its principals.  The Fund could be adversely affected by the fact that the Trading Advisor trades other accounts at the same time that it is managing the Fund’s account.  The Trading Advisor has a number of different clients and may have financial incentives to favor certain of such clients over the Fund.

The Trading Advisor and its principals devote a substantial portion of business time to ventures and accounts other than managing the Fund’s account, including, in some cases, ventures which are unrelated to futures trading.

The Trading Advisor acts, and may continue to act in the future, as a sponsor of its own single- or multi-advisor futures funds, some of which utilize trading strategies that are substantially similar to the trading strategies that the Trading Advisor employs on behalf of the Fund.  Such funds may, from time to time, be in direct competition with the Fund for positions in the market.

Brokers and Dealers Selected by Trading Advisor

The Trading Advisor may require, as a condition of its managing the Fund’s account, that such account trade through certain non-Merrill Lynch brokers with which the Trading Advisor has ongoing business dealings (even though Merrill Lynch otherwise remains the exclusive clearing broker for the Fund). The Trading Advisor may have a conflict of interest between insisting on the use of such brokers and using the brokers most advantageous for the Fund.

The Trading Advisor may execute a number of the trades for the Fund’s account through executing brokers affiliated with the Trading Advisor.

Performance Fees

The fact that the Trading Advisor is eligible to receive Performance Fees may cause it to trade in a more speculative fashion than it otherwise would.

Financial Advisors

Financial Advisors are the individual Merrill Lynch brokers who deal directly with Merrill Lynch clients.  Financial Advisors are compensated, in part, on the basis of the amount of securities commissions which they generate from client transactions.  Financial Advisors receive initial selling commissions and ongoing compensation on the Units they sell and have a financial incentive to encourage Investors to purchase and not to redeem their Units.

Proprietary Trading

The Manager, MLPF&S, the Trading Advisor, their respective affiliates, principals and related persons may trade in the commodity markets for their own accounts as well as for the accounts of their clients.  Records of this trading will not be available for inspection by Investors.  Such persons may take positions which are the same as or opposite to those held by the Fund. As a result of a neutral allocation system, testing a new trading system, trading their proprietary accounts more aggressively or other actions not in violation of their fiduciary or other duties — such persons may from time to time take positions in their proprietary accounts ahead of the positions taken for the Fund, as well as, on occasion, orders may be filled more advantageously for the account of one or more such persons than for the Fund’s account.

           Transactions Between Merrill Lynch and the Fund

The majority of the service providers to the Fund, other than the Trading Advisor, the Fund’s independent registered public accounting firm and outside counsel to Merrill Lynch, are affiliates of Merrill Lynch, including the exclusive clearing broker for the Fund, MLPF&S.  Merrill Lynch negotiated with the Trading Advisor regarding the level of its advisory fees and performance-based compensation.  However, none of the fees paid by the Fund to any Merrill Lynch party were negotiated, and they may be higher than would have been obtained in arm’s-length bargaining.

The Fund pays Merrill Lynch substantial brokerage commissions as well as bid-ask spreads on forward currency trades. The Fund also will pay MLPF&S interest on any short-term loans extended by MLPF&S to cover losses on foreign currency positions, although the Fund does not currently have a need for such loans and no limit has been set on the amount of such loans.

In the case of EFP transactions with MLIB, Merrill Lynch recognizes certain incremental profits from the “differential” at which the Fund’s cash currency positions are exchanged for futures.  Although MLPF&S will incur brokerage costs (without any incremental brokerage commission revenue) on the futures “side” of such EFPs, the Manager may have a financial incentive to encourage the Trading Advisor to trade EFPs to a greater extent than it otherwise might.

Certain entities in the Merrill Lynch organization are the beneficiary of certain of the revenues generated from the Fund. The Manager controls the management of the Fund and serves as its sponsor.  Although the Manager has not sold any assets, directly or indirectly, to the Fund, the Manager makes substantial profits from the Fund due to the foregoing revenues.

No loans have been, are or will be outstanding between the Manager or any of its principals and the Fund.

Regulation

The Manager and the Trading Advisor are registered with the CFTC as a commodity pool operators and commodity trading advisors and are members of NFA in such capacities.  MLPF&S is registered with the CFTC as a futures commission merchant and is a member of NFA in such capacity.  MLPF&S is a clearing member of the Chicago Board of Trade and the Chicago Mercantile Exchange, and is either a clearing member or member of all other principal U.S. futures and futures options exchanges. Other than in respect of the registration requirements pertaining to the Fund’s securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Fund is generally not subject to regulation by the SEC. However, the Manager itself is registered as an “investment adviser” under the Investment Advisers Act of 1940. MLPF&S is also regulated by the SEC and the National Association of Securities Dealers.

The Fund will trade currencies in the forward in addition to in the futures markets.  The forward markets are OTC, not exchange, markets, and as such are not subject to the breadth of regulation applicable to the futures markets.

Tax Allocations

Each Unit has a Tax Account and a Capital Account.  As of the date that a Unit is issued, its Tax and Capital Accounts are equal, and the Fund’s tax allocations, as described below, are intended to maintain equal Tax and Capital Accounts for each Unit.

Investors are taxed each year on any gains recognized by the Fund, whether or not the Investor redeems any Units or receives any distributions from the Fund.

Forty percent (40%) of any trading profits on U.S. exchange-traded contracts are taxed as short-term capital gains at a maximum 35% ordinary income rate, while 60% of such gains are taxed as long-term capital gains at a 15% maximum rate for individuals for long-term capital gains recognized in taxable years beginning on or before December 31, 2008.  The Fund’s trading gains from other contracts will be primarily short-term capital gains.  This tax treatment applies regardless of how long an Investor holds Units.  If, on the other hand, an Investor holds a stock or bond for more than 12 months, all the gain realized on its sale would generally be taxed at a 15% maximum rate.

Losses on the Units may be deducted against capital gains.  However, capital losses in excess of capital gains may only be deducted against ordinary income to the extent of $3,000 per year.  Consequently, Investors could pay tax on the Fund’s interest income even though the value of their Units has declined.

Tax items will be allocated among the Units, as of December 31 of each year, as follows:

In respect of each fiscal year, taxable gains will be allocated first, to Investors who have redeemed Units during such year (including as of December 31), to the extent of the positive difference (if any) between the amounts received or receivable upon redemption and the respective Tax Account balances of the redeemed Units.  Second, gains will be allocated to Investors to the extent of the positive difference (if any) between the Capital Account balances and the Tax Account balances attributable to their remaining Units.  Third, gains will be allocated among all outstanding Units based on their respective Net Asset Values.

In respect of each fiscal year, taxable losses will be allocated first, to Investors who have redeemed Units during such year (including as of December 31), to the extent of the negative difference (if any) between the amounts received or receivable upon redemption and the respective Tax Account balances of the redeemed Units.  Second, losses will be allocated to Investors to the extent of the negative difference (if any) between the Capital Account balances and Tax Account balances attributable to their Units.  Third, losses will be allocated among all outstanding Units based on their respective Net Asset Values.

In the case of each of the first and second allocation levels described above, if there is insufficient gain or loss to make the complete allocation required at such level, the allocation will be made pro rata among all Units which are subject to an allocation at such level based on the respective amounts which such Units would have been allocated had a complete allocation been possible.

The Fund will typically allocate tax items on a gross rather than a net basis, so as to ensure that Investors’ Capital and Tax Accounts are equalized as of the end of each fiscal year.

Exchanging out of the Fund will be treated as a redemption, and exchanging into the Fund as a new subscription, for purposes of the foregoing allocations.

Sponsor, management and performance fees as well as operating expenses will be allocated, for tax purposes, to the Tax Accounts of the Units based on the amount of the foregoing actually debited from the Units’ respective Capital Accounts.

Other than in respect of the tax allocations relating to the Sponsor’s fee (which differs among the different Classes), the Fund’s tax allocations do not distinguish between the different Classes of Units.

    Reg. S-K Item (c)(1)(i) through (xii) – not applicable.

    (xiii) The Fund has no employees.

(d)	Financial Information About Geographic Areas

The Fund does not engage in material operations in foreign countries (although it does trade from the United States in foreign currency forward contracts and on foreign futures exchanges), nor is a material portion of its revenues derived from foreign customers.

(e)	Available information

Not Applicable.

(f)	Reports to Investors

Each month the Manager sends such information to the Investors as the CFTC requires to be given, as well as any such other information as the Manager may deem appropriate (including the percentage change in the Net Assets of the Fund during such month and the Net Asset Value per Unit).  Investors will also receive, not more than 90 days after the close of the Fund’s fiscal year, audited financial statements and the tax information necessary for the preparation of their annual federal income tax returns.

The approximate Net Asset Value per Unit is available at any time from the Manager upon request.

(g)	Enforceability of Civil Liabilities Against Foreign Persons

Not Applicable.

Item 2:  FINANCIAL INFORMATION

(a)            Selected Financial Data

Prior to the Fund’s commencement of trading on April 1, 2005, the Trading Advisor traded pursuant to the Trading Model on behalf of managed accounts. Annual Trading Performance of the Trading Model through December 31, 2004, as experienced by the Trading Advisor’s managed accounts, is stated below.  The Trading Advisor made no material changes to the Trading Model as implemented on behalf of the managed accounts in connection with its trading on behalf of the Fund.  However, the performance below, net of a management fee of 2% and an incentive fee of 20%, has not been adjusted for the fees and expenses incurred by Investors in the Fund.

2004:	(7.72)%
2003:	20.59%
2002:	19.19%
2001:	15.79%
2000:	24.93%
1999:	0.65%
1998:	0.40% (1 mo.)

The past performance of the Trading Model is not necessarily indicative of its future results.

(b)           Credit Exposure

The Fund currently has no credit exposure to any single foreign exchange, or to the aggregate of all foreign exchanges, exceeding 10% of its total assets.

Item 3:  PROPERTIES

The Fund does not own or use any physical properties in the conduct of its business.  The Manager or an affiliate performs administrative services for the Fund from the Manager’s office, but the Manager bears its own overhead costs, including the costs of the Manager’s facilities.

Item 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)	Security ownership of certain beneficial owners

As of January 31, 2008, ML Trend-Following Futures L.P. and ML Systematic Momentum LLC were the beneficial owners of 84,471,691 Units, representing 40.2% of the Units.

(b)	Security ownership of management

The Fund has no officers or directors.  Under the terms of the Operating Agreement, the Fund’s affairs are managed by the Manager, which has discretionary authority over the Fund’s trading.  As of October 31, 2007, the Manager, the principals of the Manager and the Trading Advisor did not own any Units.  The Manager and its principals may, in the future, invest in Units of the Fund, including amounts invested in order to qualify as the “tax matters partner” of the Fund.

(c)	Changes in Control

None.

Item 5:  DIRECTORS AND EXECUTIVE OFFICERS

(a) and (b)  Identification of directors and executive officers

As a limited liability company, the Fund itself has no officers or directors, but is managed by the Manager. Accordingly, Investors do not receive the benefit of a direct fiduciary relationship with the officers and managers of the Manager.  Trading decisions are made by the Trading Advisor on behalf of the Fund.  In each case below, the directors and officers of the Manager are not independent and are employed for an indefinite term, subject to removal by the Manager.

The principal officers and managers of the Manager and their business backgrounds as of December 31, 2008 were as follows:

Name	Title	Age
PAUL MORTON	Chief Executive Officer, President and Manager	43
JUSTIN FERRI	Vice President and Manager	33
THOMAS W. LEE	Vice President and Manager	38
BARBRA E. KOCSIS	Chief Financial Officer	41

Paul Morton has been the Chief Executive Officer of MLAI since March 2008, and the COO for the Global Investment and Insurance Solutions (GIIS) group for Merrill Lynch since February 2004. As COO of GIIS, Mr. Morton leads the market investments business within the group, which includes secondary equity, debt, listed options, futures and FX for Merrill Lynch’s Global Wealth Management division.  Prior to serving as COO of GIIS, Mr. Morton worked from August 1996 to February 2004 in the equity and debt trading management of Merrill Lynch. Prior to joining Merrill Lynch in 1996, Mr. Morton worked in the equity derivatives division at Paine Webber. From 1988-1993, Mr. Morton served as an officer in the US Army.  Mr. Morton holds a BS (Aerospace Engineering) from the United States Military Academy at West Point  and an MBA (Finance) from the Wharton School at the University of Pennsylvania.

Justin Ferri is Managing Director within the MLPF&S Structured and Alternative Solutions (SAS) group and is a Vice President of IQ Investment Advisors LLC since 2005. Prior to his role in SAS, Mr. Ferri was a Director in the MLPF&S Global Private Client Market Investments & Origination group from 2006 to 2007 and before that, he served as a Vice President and Head of Global Private Client Rampart Equity Derivatives group from 2002 to 2005. Prior to joining Merrill Lynch in 2002, Mr. Ferri was a Vice President within the Quantitative Development group of mPower Advisors LLC from 1999 to 2002. He graduated with a Bachelor of Arts Degree from Loyola College in Baltimore, Maryland.

Thomas W. Lee has been a Vice President and Manager of the Manager since August 2007, and Managing Director in Merrill Lynch’s Market Investments and Origination Group, responsible for Global Private Client’s equity and debt new issue businesses, since his registration as a principal of the Manager with NFA.  Prior to joining Merrill Lynch in 1998, Mr. Lee was a corporate securities attorney at the law firm of Brown & Wood.  Mr. Lee received his J.D. from Emory University School of Law and a B.S. from Cornell University.

Barbra E. Kocsis has been the Chief Financial Officer for the Manager and a Director within the Merrill Lynch Global Private Client Global Infrastructure Solutions group since October 2006.  Ms. Kocsis is registered with the NFA as a principal of the Manager.  Prior to serving in her current roles, she was the Fund Controller of the Manager from May 1999 to September 2006.  Before joining the Manager, Ms. Kocsis held various accounting and tax positions at Derivatives Portfolio Management LLC from May 1992 until May 1999, at which time she held the position of accounting director.  Prior to that, she was an associate at Coopers & Lybrand in both the audit and tax practices.  She graduated cum laude from Monmouth College with a Bachelor of Science in Business Administration - Accounting.

As of January 31, 2005, the Manager acted as general partner to the following public futures funds whose units of limited partnership interest are registered under the Exchange Act: The Futures Expansion Fund Limited Partnership, John W. Henry & Co./Millburn L.P., ML JWH Strategic Allocation Fund L.P., ML Futures Investments L.P., ML Global Horizons L.P., ML Principal Protection L.P. and ML Select Futures I, L.P. Because the Manager served as the sole general partner of each of these public futures funds, the officers and managers of the Manager were deemed effectively to manage them as officers and directors of such funds. Prior to December 31, 2003, the Manager (while still known as MLIM Alternative Strategies LLC) acted as general partner of six public futures funds whose units of limited partnership interest were registered under the Exchange Act. As of October 31, 2007, the Manager acted as general partner with respect to only one public futures fund whose units of limited partnership interest are registered under the Exchange Act: ML Select Futures I, L.P.

The principals of the Trading Advisor and their business backgrounds as of August 31, 2007 were as follows:

Anthony Todd, Chief Executive Officer. Mr. Todd is a co-founder and Chief Executive Officer of the Trading Advisor, and has been an NFA-registered principal and associated person of the Trading Advisor from October 1999 to the present.  Before establishing the Trading Advisor, Mr. Todd worked for five years (from March 1992 to October 1997) at Adam, Harding and Lueck Ltd (“AHL”) a computer-driven, research-based CTA, initially as Director of Financial Engineering and Product Development, before moving to Switzerland as Director of Marketing and Institutional Sales.  Prior to this role, Mr. Todd was a strategy consultant at Mars & Co., a Paris based consultancy, from September 1990 to March 1992.  From July 1989 to July 1990, Mr. Todd studied at INSEAD, Boulevard De Constance, in France, and from 1982 to June 1989 he was with UBS in London as Assistant Director in the International Government Bond Group.  Mr. Todd holds a B.A. in Physics from Oxford University and an M.B.A. from INSEAD.

Michael Adam, Co-Chief Investment Officer and Director of Risk. Mr. Adam co-founded the Trading Advisor in 1997, and has been an NFA-registered principal of the Trading Advisor from January 2004 to the present.  In 1994, Mr. Adam co-founded a software company, called Inventure, where he acted as Chairman until 1997, when he resigned to start the Trading Advisor.  Inventure provided the foreign exchange option evaluation software, Fenics, and the trader analytical tool, Ranger, formerly developed for Paul Tudor Jones.  From 1993 to 1994, Mr. Adam was Managing Director of AHL in London, which he co-founded with Martin Lueck in February 1987.  During the period from May 1989 to February 1995, Mr. Adam was registered with NFA as a principal and associated person of AHL.  From 1991 to 1993, Mr. Adam was Managing Director of Adam Harding & Lueck AG in Switzerland, with responsibility for building its brokerage, execution and administrative operations.  Mr. Adam was a Director of Brockham Securities Limited from July 1982 to February 1987, with particular responsibility for the design and implementation of quantitative trading systems.  Mr. Adam also currently serves as a non-executive Director of GFInet, a leading derivatives broker.  Mr. Adam was awarded a scholarship to study Physics at Magdalen College, Oxford.

Gavin Ferris, Co-Chief Investment Officer.  Dr. Ferris joined the Trading Advisor in January 2006 and heads up the creation of the Trading Advisor’s next generation systematic architecture. Prior to joining the Trading Advisor, from October 2003, he was the Chief Executive Officer and co-founder of Crescent Technology Ltd, which designs statistical trading systems for hedge funds.   Between May 2003 and October 2003, Dr. Ferris was the Chief Technology Officer for Crescent Asset Management Ltd, an Econometric Software Development company with oversight of all software development at the company.   Between March 1997 and August 2003, he was the Chief Technology Officer, co-founder and Board Director of RadioScape, a world leader in digital signal processing.  At RadioScape, Dr. Ferris was responsible for the oversight of all software development and had a significant role in developing key Intellectual Property.  He held the position of lead software engineer of the core technology group, heading up the development of the Nile production management software system at DreamWorks SKG Feature animation production from July 1995 to February 1997.  Dr. Ferris holds a 1st class degree and PhD from Cambridge University.

Martin Lueck, Director and Co-Founder.  Mr. Lueck co-founded the Trading Advisor in 1997, and has been an NFA-registered principal and associated person of the Trading Advisor from October 1999 to the present.  Mr. Lueck has also been registered with NFA as a principal of the Trading Advisor’s CTA subsidiary Aspect Capital Inc. since October 2004 and as an associated person of Aspect Capital Inc. since December 2004.  From December 1995 to December 1997, Mr. Lueck developed a publishing business.  From February 1987, when Mr. Lueck founded AHL together with Mr. Adam, until September 1994, when AHL was sold to Man Group plc, Mr. Lueck was with AHL.  He initially focused on trading system research before taking on responsibility for the further development of the proprietary software language which provided the platform for all of AHL’s product engineering and implementation.  During the period from August 1989 to April 1996, Mr. Lueck was registered with NFA as a principal and associated person of AHL.  Mr. Lueck was a Director of Research at Brockham Securities Limited, a London based CTA, from October 1984 to February 1987 and an executive at Nomura International from January to October 1984.  Mr. Lueck holds an M.A. in Physics from Oxford University.

Simon Rockall, Corporate, Compliance and Legal Director.  Mr. Rockall is the Trading Advisor’s Company Secretary and manages the Trading Advisor’s Corporate, Legal and Compliance areas. Mr. Rockall joined the Trading Advisor in August 2003 from GFI Group (independent provider of brokerage, software and data services) where from May 2001 he was Head of Corporate Development and Company Secretary for the European region of the business.  He joined GFI following its acquisition of Fenics Software (provider of the de-facto market standard software for the pricing and analysis of FX Options) where he was Head of the Legal Group, Vice President and Group Company Secretary between September 1997 and May 2001. Between September 1994 - September 1997 Mr. Rockall worked for Barclays Bank PLC on its high level Management Program. Mr. Rockall has a Law degree from Exeter University.

Robert Wakefield, Director of Markets.  Mr. Wakefield joined the Trading Advisor in May 2000 having spent six years, from June 1993 until September 1999, working for Tullett and Tokyo in London and New York on their institutional futures and options sales desk, and then for ED&F Man International from September 1999 to April 2000.  Mr. Wakefield has been an NFA-registered principal of the Trading Advisor from January 2004 to the present.

John Wareham, Chief Commercial Officer.  Mr. Wareham joined the Trading Advisor in September 2005, and leads the company’s sales, marketing and client service teams.  From November 2001 to September 2005, Mr. Wareham was globally responsible for the Foreign Exchange and Emerging Markets businesses at AIG Trading Group and AIG Financial Products.  Prior to joining AIG, from April 2001 to November 2001, Mr. Wareham was the Chief Operating Officer for Atriax Ltd.  From February 1995 until April 2001, Mr. Wareham was with Merrill Lynch, where he was responsible for a successful structured products business  in a number of roles, including Global Head of FX Options Trading, Head of Private Client Strategies Group and Global Head of FX.  Mr. Wareham worked for Goldman Sachs from February 1991 to February 1995 as a Senior FX Options Trader.  Prior to Goldman Sachs, Mr. Wareham was with Morgan Stanley as a FX Options Trader from January 1987 until February 1991.  From June 1986 to January 1987, Mr. Wareham was in Credit Analysis at Lehman Brothers, and he was a Trainee Credit Analyst in the Republic Bank of Dallas NA from June 1985 to June 1986.  Mr. Wareham holds a BSC (Economics) from the London School of Economics and a Master’s in Philosophy from St Anthony’s College, University of Oxford.

James Walker, Chief Financial Officer.  Mr. Walker joined the Trading Advisor in May 2004 and drives the business development area.  Mr. Walker joined the Trading Advisor from 3i plc, where he worked first as an Investment Manager and then was promoted to Director.  From September 1990 to July 1995, he was a Higher Executive Officer and later a Principal at the UK Department of Trade and Industry and from 1989 to 1990 was a Sales Executive for Forward Trust Limited.  Prior to that, he worked as a Sales Executive for Paperlink Limited. Mr. Walker holds a BA (Hons) in Economics from Kings’ College, Cambridge.

RMF Investment Management is an entity principal of the Trading Advisor.

(c)  Identification of certain significant employees

None.

(d)  Family relationships

None.

(e)  Business experience

See Item 5 (a) and (b) above.

(f)  Involvement in certain legal proceedings

None.

(g)  Promoters and control persons

Not applicable.

Item 6:  EXECUTIVE COMPENSATION

The officers of the Manager are remunerated by Merrill Lynch in their respective positions. The Fund does not itself have any officers, directors or employees. As described in Item 1(c) above, the Fund pays the Manager, MLPF&S, MLIB and the Trading Advisor various forms of compensation for the services performed for the Fund described above.  The officers receive no “other compensation” from the Fund. There are no compensation plans or arrangements relating to a change in control of either the Fund or the Manager.

Item 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)	Transactions Between Merrill Lynch and the Fund

Many of the service providers to the Fund are affiliates of Merrill Lynch, although the Trading Advisor is not an affiliate of Merrill Lynch.  The Manager negotiated with the Trading Advisor over the level of its management fee and performance fee.  However, the fees paid by the Fund to any Merrill Lynch parties were established by such parties based on rates charged to similarly-situated customers rather than being negotiated, and they may be higher than would have been obtained in arm’s-length bargaining.

As noted above, the Fund pays Merrill Lynch substantial brokerage commissions, administrative fees, selling commissions and bid-ask spreads on forward currency trades.

Within the Merrill Lynch organization, the Manager is the beneficiary of the revenues received by different Merrill Lynch entities from the Fund. The Manager controls the management of the Fund and serves as its promoter. Although the Manager has not sold any assets, directly or indirectly, to the Fund, the Manager makes substantial profits from the Fund due to the foregoing revenues.

No loans have been, are or will be outstanding between the Manager or any of its principals and the Fund.

The Manager pays substantial selling commissions and trailing commissions to MLPF&S for distributing the Units.  The Manager is ultimately paid back for these expenditures from the revenues it receives from the Partnership.

(b)	Certain Business Relationships

MLPF&S, an affiliate of the Manager, acts as the principal commodity broker for the Fund. Additionally, the Manager and its affiliates may have derived certain economic benefits from possession of the Fund’s assets, as well as from foreign exchange and exchange for physical trading.

See Item 1(c) “Narrative Description of Business — Charges” for a discussion of other business dealings between the Manager and the Fund.

(c)	Indebtedness of Management

The Fund is prohibited from making any loans to management or otherwise.

(d)	Not applicable.

Item 8:  LEGAL PROCEEDINGS

As of August 31, 2007, there had been no administrative, civil or criminal actions, whether pending or concluded, against Merrill Lynch or any of its individual principals during the past five years which would be considered “material” as that term is used in Item 103 of Regulation S-K, except as described below.

On April 6, 2000, MLPF&S consented to an Order Instituting Administrative Proceedings, Making Findings of Fact, Issuing a Cease-and-Desist Order, and Imposing Remedial Sanctions by the SEC, in a matter captioned, “In the Matter of Merrill Lynch, Pierce, Fenner & Smith Incorporated,” SEC Administrative Proceeding File No. 3-10180, pursuant to which MLPF&S, without admitting or denying the allegations against it, consented to a finding by the SEC that MLPF&S had willfully violated Sections 17(a)(2) and 17(a)(3) of the Securities Act by selling portfolios of U.S. Treasury securities to municipalities at excessive undisclosed markups.  MLPF&S agreed to cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act, and to pay a total of $5.6 million in penalties and other payments.

On May 21, 2002, MLPF&S, with no admission of wrongdoing or liability, agreed to pay $48 million to the State of New York, $50 million to the remaining states, Washington, D.C. and Puerto Rico and $2 million to the North American Securities Administrators Association relating to an investigation conducted by the New York Attorney General concerning research practices.

On March 19, 2003, Merrill Lynch & Co., Inc., the parent company and an approved person of MLPF&S, consented to an injunctive action instituted by the SEC.  In its complaint, the SEC alleged that, in 1999, Merrill Lynch aided and abetted Enron Corp.’s (“Enron”) violations of Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-3 and 13b2-1 thereunder, as a result of Merrill Lynch engaging in certain year-end transactions designed and proposed by Enron.  Without admitting or denying the allegations, Merrill Lynch consented to the entry of an injunction enjoining it from violating the above-referenced provisions, and agreed to pay disgorgement, penalties and interest in the amount of $80 million.  In its release announcing the settlement, the SEC acknowledged that in agreeing to resolve this matter on the terms described above, the SEC took into account certain affirmative conduct by Merrill Lynch.

In April 2003, MLPF&S entered into a settlement with the SEC, the National Association of Securities Dealers, Inc. (“NASD”) and the New York Stock Exchange (“NYSE”) as part of a joint settlement with the SEC, the NASD and the NYSE arising from a joint investigation by the SEC, the NASD and the NYSE into research analysts’ conflicts of interest.  Pursuant to the terms of the settlement with the SEC, NASD and NYSE, MLPF&S, without admitting or denying the allegations, consented to a censure.  In addition, MLPF&S agreed to a payment of:  (i) $100 million, which was offset in its entirety by the amount already paid by MLPF&S in the related proceeding with the State of New York and the other states; (ii) $75 million to fund the provision of independent research to investors; and (iii) $25 million to promote investor education.  The payments for the provision of independent research to investors and to promote investor education are required to be made over the course of the next five years.  MLPF&S also agreed to comply with certain undertakings.

In March 2006, MLPF&S entered into a settlement with the SEC arising from an investigation related to MLPF&S’ retention and production of e-mail.  The SEC found that MLPF&S willfully violated Section 17(a) of the Exchange Act, and Rules 17a-4(b)(4) and 17a-4(j) thereunder.  Without admitting or denying the allegations, Merrill Lynch consented to the entry of an injunction enjoining it from violating the above-referenced provisions, entered into an undertaking regarding its policies and procedures and agreed to pay a civil penalty of $2,500,000.

On July 31, 2007, the CFTC issued an order against the Manager and its former affiliate Merrill Lynch Investment Managers, LLC (“ML Investment Managers”), to which the Manager and ML Investment Managers consented, containing findings, which the Manager and ML Investment Managers neither admitted nor denied, that the Manager and ML Investment Managers filed with NFA a number of annual reports for commodity pools for which they acted as CPOs after the deadline established by the CFTC’s regulations, in violation of CFTC Regulation 4.22(c).  ML Investment Managers and the Manager were ordered to cease and desist from violating Regulation 4.22(c) and to pay a civil penalty in the amount of $500,000.

Additionally, Merrill Lynch has been involved in certain administrative proceedings with the SEC, including those described below.

On January 11, 1999, Merrill Lynch, without admitting or denying the findings contained therein, consented to the issuance of an Order by the SEC in which the SEC found that Merrill Lynch engaged in or caused fraudulent quotations in certain Nasdaq securities, failed to keep accurate books and records for certain transactions, and failed to exercise reasonable supervision. Based on these findings, the Order required that Merrill Lynch: (i) cease and desist from committing or causing any violation or future violations of Sections 15(c)(1) and (2) and 17(a) of the Exchange Act; (ii) pay a civil penalty of $472,500; (iii) provide a description of policies and procedures to an independent consultant and implement any recommended changes, if any, required by the independent consultant.

Item 9:  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)	Market information

There is no trading market for the Units, and none is likely to develop. Units may be redeemed or transferred subject to the conditions imposed by the Operating Agreement.

(b)	Holders

As of October 1, 2007, there were 544 holders of Class A Units; 2,518 holders of Class C Units; 129 holders of Class I Units; and 14 holders of Class D Units.

(c)	Dividends

The Manager has sole discretion in determining what distributions, if any, the Fund will make to Investors.

Item 10:  RECENT SALES OF UNREGISTERED SECURITIES

As of September 30, 2007, the Fund had issued Units at monthly closings as set forth in the following chart.

Date of Closing:	Number of Units Sold at Closing:	Offering Price at Closing ($):
April 1, 2005	337,750	1.0000
May 1, 2005	222,787	0.9693
June 1, 2005	34,728	1.0078
July 1, 2005	1,315,096	1.0417
August 1, 2005	46,130	1.0188
September 1, 2005	2,247,032	1.0520
October 1, 2005	49,769	1.0442
November 1, 2005	1,220,322	1.0268
December 1, 2005	484,870	1.0674

Date of Closing:	Number of Units Sold at Closing:	Offering Price at Closing ($):
January 1, 2006	66,910	1.0611
February 1, 2006	804,744	1.0786
March 1, 2006	77,523	1.0690
April 1, 2006	861,173	1.1139
May 1, 2006	71,156	1.1664
June 1, 2006	194,766	1.1231
July 1, 2006	1,034,155	1.1270
August 1, 2006	387,191	1.0815
September 1, 2006	445,349	1.0705
October 1, 2006	753,669	1.0754
November 1, 2006	12,495	1.1204
December 1, 2006	1,580,192	1.1235
January 1, 2007	80,993	1.1723
February 1, 2007	29,952	1.2019
March 1, 2007	828,861	1.1402
April 1, 2007	507,272	1.1206
May 1, 2007	873,066	1.1683
June 1, 2007	119,610	1.2304
July 1, 2007	27,560	1.2699
August 1, 2007	212,082	1.2113
September 1, 2007	323,089	1.1442
October 1, 2007	-	1.2044
Units are privately offered and sold only to “accredited investors” as defined in Rule 501(a) under the Securities Act in reliance on the exemption from registration provided by Rule 506 under the Securities Act.  No underwriting discounts or underwriting commissions will be paid in connection with such sales.

Item 11:  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The securities to be registered consist of Units of limited liability company interest.

The Fund’s Operating Agreement effectively gives the Manager full control over the management of the Fund.  Investors have no voice in its operations.  The Manager is exculpated and indemnified by the Fund against claims sustained in connection with the Fund, provided that such claims were not the result of gross negligence or intentional misconduct and that the Manager determined that such conduct was in the best interests of the Fund.

Although Investors have no right to participate in the control or management of the Fund, they are entitled to: (i) vote on or approve certain changes to the Operating Agreement or the term of the Fund, (ii) receive annual audited financial statements, monthly information as the CFTC requires and timely tax information; (iii) inspect the Fund’s books and records; (iv) redeem Units, barring suspension of redemptions; and (v) remove the Manager as manager of the Fund in accordance with the procedure as set forth in the next paragraph.

Upon at least 60 days’ written notice to the Manager and all Investors in the Fund, the Manager may be required to withdraw as manager of the Fund by a vote of Investors owning not less than 50% of the Units of this FuturesAccess Fund.  Any such removal shall be effective as of the end of the calendar quarter in which such vote occurs.

Investors or their duly authorized representatives may inspect the Fund’s books and records, for any purpose reasonably related to their status as investors in the Fund, during normal business hours upon reasonable written notice to the Manager.  They may obtain copies of such records upon payment of reasonable reproduction costs.

The Operating Agreement provides for the economic and tax allocations of the Fund’s profit and loss.  Capital accounts have been established for each Unit, and for the Manager on a Unit-equivalent basis.  Economic allocations are based on Investors’ capital accounts (including the Manager’s capital account), and the tax allocations generally attempt to equalize tax and capital accounts by, for example, making a priority allocation of taxable income to Investors who redeem at a profit. For the purposes of  maintaining capital accounts, amounts payable to the Manager for items such as services fees are treated as if paid or payable to a third party and are not credited to the capital account or interest held in the Fund held by the Manager.

The Manager may amend the Operating Agreement in any manner not adverse to the Investors without need of obtaining their consent.  These amendments can be for clarification of inaccuracies or ambiguities, modifications in response to changes in tax code or regulations or any other changes the Manager deems advisable.

The Fund has agreed to indemnify the Manager, as manager, for actions taken on behalf of the Fund, provided that the Manager’s conduct was in the best interests of the Fund and the conduct was not the result of gross negligence or intentional misconduct.

(a)(1)(i)  Dividend Rights. Distributions may be made in the Manager’s discretion, although it does not contemplate making any.

(ii)   Terms of Conversion.  Not applicable.

(iii)   Sinking Fund Provisions.  Not applicable.

(iv)  Redemption Provisions. Units may be redeemed as of the end of any calendar month upon 10 days’ oral or written notice. Investors who have Merrill Lynch customer securities accounts may give such notice by contacting their Merrill Lynch Financial Advisor, orally or in writing; Investors who no longer have a Merrill Lynch customer securities account must submit written notice of redemption, with signature guaranteed by a United States bank or broker-dealer, to the Manager.  Redemption requests are irrevocable once made.  The Fund shall not charge a redemption fee. Units are redeemable at the Net Asset Value thereof as of the close of business on the date of their redemption, minus any accrued fees (including Performance Fees) and brokerage commissions, and payment will be distributed generally approximately 10 business days after the effective date of redemption, although there can be no assurance of the timing of such payment.

No limitation on the number or frequency of an Investor’s redemptions exists.  The Fund may suspend redemptions during any period for which the Manager is unable to value a material portion of the Fund’s positions or investments, or if the Manager believes that a failure to suspend redemptions would be materially adverse to continuing Investors.  In the event of suspension, the Fund will resume redemptions in accordance with normal redemption procedures when MLAI determines that valuations are available and/or redemptions may be resumed without a material adverse effect on existing Investors, as applicable.

Payment of redemption proceeds from the Fund is generally made approximately 10 business days following the redemption date, although there can be no assurance as to the timing of such payments and the Manager is subject to no specific limitation on the period for repayment.

The Manager may mandatorily redeem part or all of the Units held by a particular Investor if the Manager determines that the Investor’s continued holding of Units could result in adverse consequences to the Fund, the Investor has a history of excessive exchanges between different FuturesAccess Funds and/or funds in the Manager’s HedgeAccess program (“HedgeAccess”) that is contrary to the purpose and/or efficient management of FuturesAccess or HedgeAccess or the Investor’s investment in the Units, or aggregate investment in FuturesAccess, is below the minimum level established by MLAI, or for any other reason.  Units mandatorily redeemed will be redeemed as of the specified month-end without any further action on the part of the affected Investor, and the provisions of Sections 3.02 and 3.07 of the Operating Agreement will apply.

In the event that the Fund is required to pay or withhold state, local or other taxes with respect to a particular Investor or Investors, the Fund may redeem an appropriate number of such Investor’s or Investors’ Units as of the end of the accounting period immediately following such payment in order to reimburse the Fund for the amount of such payment, together with interest on the amounts so paid at the 91-day Treasury bill rate as in effect as of the beginning of each calendar month, starting with the calendar month in which such payment is made, through the end of such accounting period.

As provided in the Operating Agreement, any material adverse amendment to the Fund’s redemption provisions described herein would require notice to and consent from Investors representing a majority of Units in issue.

(v)  Voting Rights. None of the Units carry any voting rights.  However, the owners of the Units do have the power to approve the dissolution of the Fund at a specified time and to approve amendments to the Operating Agreement which are materially adverse to Investors by obtaining the consent of more than 50% of the aggregate value of the Units then owned by the Investors.  Material amendments to the Operating Agreement which are not adverse to Investors may be made without obtaining the consent of Investors.

(vi)  Classification of the Board of Directors.  Not applicable.

(vii) Liquidation Rights. Upon the occurrence of an event causing the dissolution of the Fund, payment of creditors and distribution of the Fund’s assets will be effected as soon as practicable in accordance with the Delaware Limited Liability Company Act.  In such event, the Manager and each Investor will share in the assets of the Fund pro rata in accordance with its or his respective interests in the Fund, less any amount owing by such Investor to the Fund.

In connection with a dissolution of the Fund, the assets of the Fund will be distributed:  first, to the payment and discharge of all claims of creditors of the Fund (including creditors who are Unitholders); second, to the establishment of such reserves as the Manager or such other liquidator, in its sole discretion, may consider reasonably necessary or appropriate for any losses, contingencies, liabilities or other matters of or relating to this Fund; provided, however, that if and when the Manager or such other liquidator, in its sole discretion, determines that the causes for such reserves have ceased to exist, the monies, if any, then held in reserve will be distributed in the manner hereinafter provided; and third, after making all final allocations contemplated by Article II of the Operating Agreement (and for such purposes treating the date of dissolution as if it were a December 31), to the distribution in cash of the remaining assets among the Unitholders in accordance with the positive balance in each such Unitholder’s closing capital account as of the last day of the accounting period in which the Fund’s dissolution occurs.

(viii)  Preemption Rights. Not applicable.

(ix)  Liability Imposed on the Stockholders. Except as otherwise provided by law, liability of Investors for the liabilities of the Fund is limited to the capital contribution of the Investor plus its or his share of undistributed profits and assets, if any, including any obligation under law to return to the Fund distributions and returns of contributions.

(x)  Restriction on Alienability. Units are subject to restriction on alienability.  Assignment, transfer or disposition of any Units or part or all of any right, title or interest in the capital or profits of the Fund by a Investor may only be effected by giving written notice to and receiving the written consent of the Manager and must be in compliance with federal and state securities laws.

(xi) Provision that Discriminates Against a Stockholder.  Not applicable.

(a)(2) – (a)(5) Not applicable.

(b)  Debt Securities.  Not applicable.

(c)   Warrants and Rights.  Not applicable.

(d) Other Securities. Securities to be registered consist of Units of Limited Liability Company Interest.

(e) Market Information on Securities Other Than Common Equity.  Not applicable.

(f) American Depository Receipts.  Not applicable.

Item 12:  INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Fund shall indemnify and hold harmless the Manager, its affiliates and their respective officers, employees, representatives and agents (each, a “Manager Party” and, collectively, the “Manager Parties”) from and against any claims, costs, expenses, damages or losses (including, without limitation, from and against any judgment, settlement, attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding) suffered or sustained by any of them by reason of the fact that a Manager Party is or was connected in any respect with the Fund; provided, that the conduct or omission which led to such claim, cost, expense, damage or loss was in, or not opposed to, the best interests of the Fund and that such conduct or omission did not constitute gross negligence or intentional misconduct on the part of such Manager Party.

The Fund shall advance payments asserted by a Manager Party to be due under the preceding paragraph pending a final determination of whether such indemnification is, in fact, due; provided, that such Manager Party agrees in writing to return any amounts so advanced (without interest) in the event such indemnification is finally determined not to be due.

Whether or not a Manager Party is entitled to indemnification shall be determined by the judgment of independent counsel as to whether such Manager Party has reasonable grounds for asserting that indemnification is so due, unless otherwise determined by a court, arbitral tribunal or administrative forum.

In the event the Fund is made a party to any claim, dispute or litigation or otherwise incurs any loss or expense as a result of or in connection with any Investor’s activities, obligations or liabilities unrelated to the Fund’s business, such Investor shall indemnify and reimburse the Fund for all loss and expense incurred, including attorneys’ fees.

Item 13:  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements with regard to the Manager required by this Item are included beginning on page F-10.  The Fund was organized on May 17, 2004 and commenced trading on April 1, 2005.  As such, as of January 31, 2005, the Fund had no financial history.  The Fund has submitted to the SEC the periodic reports required of companies with a class of securities registered under Section 12 of the Exchange Act.  These reports have included financial statements for each period since the Fund’s commencement of operations.

The supplementary financial information specified by Item 302 of Regulation S-K is not applicable.

Item 14:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 15:  FINANCIAL STATEMENTS AND EXHIBITS

(a)(1)          Financial Statements

The financial statements required by this Item are included beginning at page F-1.

(a)(2)          Financial Statement schedules not included in this Form 10 have been omitted for the reason that they are not required or are not applicable.

(b)            Exhibits

Exhibit Designation	Description	Page Number
1.01
Form of Selling Agreement between ML Aspect FuturesAccess LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated herein by reference to the Fund's initial registration filed December 20, 2004
1.01-1
3.01	Certificate of Formation of ML Aspect FuturesAccess LLC, incorporated herein by reference to the Fund's initial registration filed December 20, 2004	3.01-1
3.02	Form of Limited Liability Company Operating Agreement of ML Aspect FuturesAccess LLC, incorporated herein by reference to the Fund's initial registration filed December 20, 2004	3.02-1
10.01	Form of Customer Agreement between ML Aspect FuturesAccess LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated herein by reference to the Fund's amended registration filed February 12, 2008	10.01-1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2009	ML ASPECT FUTURESACCESS LLC

	By:	Merrill Lynch Alternative Investments LLC Manager

	By:	/s/ Barbra E. Kocsis
Name: Barbra E. Kocsis
Title: Chief Financial Officer, Merrill Lynch Alternative Investments LLC

INDEX TO FINANCIAL STATEMENTS

The Manager

Balance Sheet as of December 26, 2003	F-1

Notes to Balance Sheet of December 26, 2003	F-2

Independent Registered Public Accounting Firm’s Report	F-6

Balance Sheet as of March 31, 2004 (unaudited)	F-7

Notes to Balance Sheet of March 31, 2004	F-8

Balance Sheet as of December 31, 2006	F-10

MLIM

Balance Sheet as of December 31, 2005	F-11

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

BALANCE SHEET
DECEMBER 26, 2003

ASSETS
Cash	$519,383
Investments in Affiliated Partnerships	11,733,333
Due from Affiliates	91,386,869
Receivables from Affiliated Partnerships	11,101,693
Advances and Other Receivables	12,257,156
Deferred Charges	4,649,122
Other Assets	67,000
TOTAL ASSETS	$131,714,556

LIABILITIES AND MEMBERS’ CAPITAL
LIABILITIES: Accounts payable and accrued expenses	$5,027,696
Due to affiliates	2,738,830
Total liabilities	7,766,526
MEMBERS’ CAPITAL: Members’ capital	123,948,030
TOTAL	$131,714,556
See notes to balance sheet.

PURCHASERS OF UNITS WILL ACQUIRE
NO INTEREST IN THIS COMPANY

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

NOTES TO BALANCE SHEET
DECEMBER 26, 2003

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Merrill Lynch Alternative Investments LLC (the “Company”), formerly MLIM Alternative Strategies LLC, is a wholly-owned subsidiary of Merrill Lynch Investment Managers, LP (“MLIM”) which, in turn, is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“ML&Co.”). The Company is registered as a commodity pool operator and a commodity trading advisor, and is registered as an investment adviser under the Investment Advisers Act of 1940.

The Company serves as the sole general partner of The Futures Expansion Fund Limited Partnership (in liquidation), ML John W. Henry & Co./Millburn L.P. (Series A, B, and C), ML/AIS L.P. (in liquidation), ML Select Futures  L.P.,  ML JWH Strategic Allocation Fund L.P., and ML Zweig-DiMenna LP (collectively, the “Affiliated Partnerships”).  Additionally, the Company has sponsored or initiated the formation of various offshore entities  (“Offshore Funds”) engaged in the speculative trading of futures, options on futures, forwards and options on forward contracts. The Company also sponsors various offshore funds which invest in other partnerships.

The Company creates and manages a variety of alternative investment products, including managed futures funds, hedge funds, exchange funds and private equity funds.

Estimates—The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in Affiliated Partnerships—The Company’s investments in its Affiliated Partnerships are valued using the Affiliated Partnerships’ net asset value, which approximates fair value.

Deferred Charges—Deferred charges represent compensation to ML&Co. affiliates for the sale of fund units to their customers. These costs are amortized over the maximum of a twelve month period.

Cash, Due from Affiliates, Receivables from Affiliated Partnerships, Advances and Other Receivables, Accounts Payable and Accrued Expenses, and Due to Affiliates—The carrying amounts of these items approximate their fair value as of December 26, 2003 because of the nature of the accounts being either liquid or requiring settlement in the short term, defined as less than 1 year.

1.	RELATED PARTIES

The Company’s officers and directors are also officers of other subsidiaries of ML&Co. as well as the Affiliated Partnerships and Offshore Funds. An affiliate of the Company bears all of the Company’s facilities and employee costs, for which it is reimbursed by the Company. Another affiliate, Merrill Lynch, Pierce, Fenner & Smith (“MLPF&S”), executes and clears the Affiliated Partnerships’ trades as well as those of various Offshore Funds sponsored or managed by the Company. MLPF&S receives a fee for this service, generally based on the net assets of the Affiliated Partnerships and Offshore Funds.

ML&Co. is the holder of the Company’s excess cash, which is available on demand to satisfy payment of the Company’s liabilities. ML&Co. credits the Company with interest, at a floating rate approximating ML&Co.’s average borrowing rate, based on the Company’s average daily balance receivable. At December 26, 2003, $120,507,932 was subject to this agreement. The excess cash and other receivables and payables from ML&Co. and MLIM are included in Due from Affiliates.

At December 26, 2003, the Company had receivables from Affiliated Partnerships and Offshore Funds for certain administrative, management and redemption fees. Additionally, the Company had receivables from certain Affiliated Partnerships and Offshore Funds for organizational and initial offering costs paid on behalf of such funds which are being reimbursed to the Company over various time periods (not exceeding two years).

The Company determined that there may have been a miscalculation in the interest credited by an affiliate of the Company, to certain Affiliated Partnerships and Offshore Funds for a period prior to November 1996. Accordingly, ML&Co. is crediting current and former investors in affected funds with additional amounts totaling approximately $28,500,000, which includes compound interest. Through December 26, 2003, $26,925,950 had been paid to investors, with the remaining balance of $1,574,050 recorded as a liability on the balance sheet. The Company has determined that interest has been calculated appropriately since November 1996.

2.	INVESTMENTS IN AFFILIATED PARTNERSHIPS

The limited partnership agreements of certain Affiliated Partnerships require the Company to maintain minimum capital contributions of 1 percent of the Affiliated Partnerships’ net assets.

At December 26, 2003, the Company’s investments in its Affiliated Partnerships were as follows:

The Futures Expansion Fund Limited Partnership	$ 55,127
John W. Henry & Co./Millburn L.P. (Series A)	92,010
John W. Henry & Co./Millburn L.P. (Series B)	184,804
John W. Henry & Co./Millburn L.P. (Series C)	95,339
ML/AIS L.P.	50,834
ML Select Futures I LP	2,843,856
ML JWH Strategic Allocation Fund L.P.	8,410,445
ML Zweig DiMenna L.P.	918

Total	$ 11,733,333

The following represents condensed combined financial information of the Affiliated Partnerships as of December 31, 2003 (in thousands):

Assets	$ 1,070,446,402

Liabilities	34,381,768
Partners’ Capital	1,036,064,634

Total Liabilities and Partners’ Capital	$ 1,070,446,402

The Company’s Affiliated Partnerships trade various futures, options on futures, forwards and options on forward contracts or hold positions in underlying funds which trade such instruments. Risk to such partnerships arises from the possible adverse changes in the market value of such contracts and the potential inability of counterparties to perform under the terms of the contracts. The risk to the Company is represented by the portion of its investments in Affiliated Partnerships derived from the unrealized gains contained in such Partnerships’ net asset values.

3.	INCOME TAXES

The Company is a single member limited liability company. As such, it is disregarded for U.S. tax purposes. The sole member will report the Company’s income and expenses as its own.

4.	COMMITMENTS

The Company is obligated to pay certain affiliates from its own funds, without reimbursement by its Affiliated Partnerships, ongoing compensation (up to a 3% annual rate) based upon the average month-end net assets in such Affiliated Partnerships, accrued monthly and paid quarterly, for units in such partnerships outstanding for more than twelve months.

5.	SUBSEQUENT EVENT

Effective December 31, 2003, the Futures Expansion Fund L.P., ML/AIS L.P., and ML/AIS Ltd. suspended all trading operations and began the formal liquidation process.

INDEPENDENT AUDITORS’ REPORT

Merrill Lynch Alternative Investments LLC:

We have audited the accompanying balance sheet of Merrill Lynch Alternative Investments LLC (the “Company”) as of December 26, 2003. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at December 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
April 8, 2004

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

BALANCE SHEET
MARCH 31, 2004
(unaudited)

ASSETS:
Cash	$740,728
Investments in Affiliated Partnerships	12,902,152
Due from Affiliates	120,978,226
Receivables from Affiliated Partnerships	12,284,559
Advances and Other Receivables	13,977,605
Deferred Charges	5,874,006
Other Assets	54,000
TOTAL ASSETS	$166,811,276

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES:
Accounts payable and accrued expenses	3,950,140

Due to affiliates	$4,324,910

Total liabilities	8,275,050

MEMBERS’ CAPITAL:
Members’ capital	$158,536,226

Total Members’ Capital	158,536,226

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$166,811,276

See notes to balance sheet.

PURCHASERS OF UNITS WILL ACQUIRE
NO INTEREST IN THIS COMPANY

MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC

BALANCE SHEET
MARCH 31, 2004
(unaudited)

1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Merrill Lynch  Alternative Investments LLC (the “Company”) is a wholly-owned subsidiary of Merrill Lynch Investment Managers, LP (“MLIM”) which, in turn, is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc (“ML&Co.”).  The Company is registered as a commodity pool operator and a commodity trading advisor, and is registered as an investment adviser under the Investment Advisers Act of 1940.

The Company serves as the sole general partner of  ML John W. Henry & Co./Millburn L.P. (Series A, B, and C),  ML Select Futures I L.P., ML JWH Strategic Allocation Fund L.P., ML Zweig-DiMenna LP, ML Allocation LP (collectively, the “Affiliated Partnerships”). Additionally, the Company has sponsored or initiated the formation of various  offshore entities  (“Offshore Funds”) engaged in the speculative trading of futures, options on futures, forwards and options on forward contracts.  The Company also sponsors various onshore and offshore funds which invest in other partnerships.

The Company creates and manages a variety of alternative investment products, including managed futures funds, hedge funds, exchange funds and private equity funds.

Estimates – The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investments in Affiliated Partnerships – The Company’s investments in its Affiliated Partnerships are valued using the Affiliated Partnerships’ net asset value, which approximates fair value.

Deferred Charges – Deferred charges represent compensation to ML&Co. affiliates for the sale of fund units to their customers.  These costs are amortized over the maximum of a twelve month period.

Cash, Due from Parent and Affiliates, Advances and Other Receivables, Accounts payable and accrued expenses, and Due to Affiliates – The carrying amounts of these items approximate their fair value as of March 31, 2004 because of the nature of the accounts being either liquid or requiring settlement in the short term, defined as less than 1 year.

2 RELATED PARTIES

The Company’s officers and directors are also officers of other subsidiaries of ML&Co. as well as the Affiliated Partnerships and Offshore Funds.  An affiliate bears all of the Company’s facilities and employee costs, for which it is reimbursed by the Company.  Another affiliate, Merrill Lynch, Pierce, Fenner & Smith (“MLPF&S”), executes and clears the Affiliated Partnerships’ trades as well as those of various Offshore Funds sponsored or managed by the Company. MLPF&S receives a fee for this service, generally based on the net assets of the Affiliated Partnerships and Offshore Funds.

ML&Co. is the holder of the Company’s excess cash, which is available on demand to meet current liabilities.  ML&Co. credits the Company with interest, at a floating rate approximating ML&Co.’s average borrowing rate, based on the Company’s average daily balance receivable.  At March 31, 2004, $148,079,259 was subject to this agreement.  The excess cash and other receivables from ML&Co. and MLIM are included in Due from Affiliates.

At March 31, 2004, the Company had receivables from Affiliated Partnerships and Offshore Funds for certain administrative, management and redemption fees.  Additionally, the Company had receivables from certain Affiliated Partnerships and Offshore Funds for organizational and initial offering costs paid on behalf of such funds which are being reimbursed to the Company over various time periods (not exceeding two years).

The Company determined that there may have been a miscalculation in the interest credited by an affiliate of the Company, to certain Affiliated Partnerships and Offshore Funds for a period prior to November 1996.  Accordingly, ML&Co. is crediting current and former investors in affected funds with additional amounts totaling approximately $28,500,000, which includes compound interest.  Through March 31, 2004, $28,331,615 had been paid to investors, with the remaining balance of $168,385 recorded as a liability on the balance sheet.  The Company has determined that interest has been calculated appropriately since November 1996.

3 INVESTMENTS IN AFFILIATED PARTNERSHIPS

The limited partnership agreements of certain Affiliated Partnerships require the Company to maintain minimum capital contributions of 1% of the Affiliated Partnerships’ net assets.

At March 31, 2004, the Company’s investments in its Affiliated Partnerships were as follows:

John W. Henry & Co./Millburn L.P. (Series A)	84,231
John W. Henry & Co./Millburn L.P. (Series B)	156,540
John W. Henry & Co./Millburn L.P. (Series C)	86,513
ML Select Futures I L.P	3,817,437
ML JWH Strategic Allocation Fund L.P.	8,746,546
ML Zweig DiMenna L.P.	918
ML Allocation L.P.	9,967

Total	$12,902,152

The following represents condensed combined financial information of the Affiliated Partnerships as of March 31, 2004 (in thousands):

Assets	$ 1,320,490

Liabilities	29,414
Partners’ Capital	1,291,076

Total Liabilities and Partners’ Capital	$ 1,320,490

The Company’s Affiliated Partnerships trade various futures, options on futures, forwards and options on forward contracts or hold positions in underlying funds which trade such instruments.  Risk to such partnerships arises from the possible adverse changes in the market value of such contracts and the potential inability of counterparties to perform under the terms of the contracts.  The risk to the Company is represented by the portion of its investments in Affiliated Partnerships derived from the unrealized gains contained in such Partnerships’ net asset values.

4 INCOME TAXES

The Company is a single member limited liability company.  As such, it is disregarded for U.S. tax purposes.  The sole member will report the Company’s income and expenses as its own.

5 COMMITMENTS

The Company is obligated to pay certain affiliates from its own funds, without reimbursement by its Affiliated Partnerships, ongoing compensation up to a 3% annual rate based upon the average month-end net assets in such Affiliated Partnerships, accrued monthly and paid quarterly, for units in such partnerships outstanding for more than twelve months.

BALANCE SHEET FOR THE MANAGER AS OF DECEMBER 31, 2006

BALANCE SHEET FOR MLIM AS OF DECEMBER 31, 2005

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